January 10, 2014
VIA EMAIL

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attention:          Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel and Mining
       Re: Mountain Province Diamonds Inc.
       Form 20-F for the Year Ended December 31, 2012
       Filed April 1, 2013
       File No. 001-32468

Dear Ms. Jenkins,

We are in receipt of your letter dated December 20, 2013.

Please see our replies to the questions of your letter dated

December 20, 2013.

1. We note your disclosure here that your primary mineral asset is in the exploration stage; however, you disclose in Management's Discussion and Analysis,on page 50, your primary mineral asset is in the development stage. Please reconcile these disclosures.

As disclosed on page 12 in the Consolidated Financial Statements for the year ended December 31, 2012, as at December 31, 2012 the Company's primary mineral asset is in the exploration and evaluation stage.

On page 50 within the Management's Discussion and Analysis for the year ended December 31, 2012 included in Form 20-F, management erroneously stated that the primary mineral asset is in the development stage instead of stating the assetis in the exploration stage.

Management will ensure that all future MD&A's disclosure uses appropriate terminology and that such disclosure is consistent with disclosure within the Company's financial statements.

Note 3.Significant Accounting Policies, page 13

(vii) Mineral properties and exploration and evaluation costs, page 15

2. Please tell us, and in future filings expand your disclosure to address,the key factors you consider in determining when you have demonstrated technical feasibility and commercial viability of extracting the mineral resource.

The key factors management will use in determining technical feasibility and commercial viability of the Gacho Kue Project are demonstrable are the following;

* Completion of a feasibility study;
* Obtaining required permitting to construct the Gacho Kue
  Project;
* Completion of an evaluation of the financial resources required to construct the Gacho Kue Project;
* The availability of required resources to construct the Gacho Kue Project;
* Management's determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.
In our assessment, management also noted that IFRS does not prescribe when the technical feasibility and commercial viability of extracting mineral resources are demonstrable and does not reference the establishment of reserves as being determinant. In establishing our accounting policy, we considered KPMG Insights into IFRS, 9th edition, which states "in assessing commercial viability an entity will need to consider whether it has access to adequate resources to proceed with development activities." Management is of the opinion that having access to the resources necessary to implement the project is a critical factor in assessment of commercial viability.

In future filings, the Company will expand its disclosure to address the key factors used in determining that technical feasibility and commercial viability of extracting the resource are demonstrable.

(xiii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company, page 19

3. We note your disclosure that you believe the Gahcho Kue Joint Venture is a joint operation and you do not expect the transition to IFRS 11 to have a material effect on your financial statements. Please tell us how you analyzed IFRS 11 in arriving at the conclusion that the Gahcho Kue joint venture is a joint operation. Please ensure to address both the positive and negative evidence you analyzed and ensure to include references to the joint venture agreement and authoritative accounting literature, as appropriate.

The Company's arrangement with De Beers Canada ("De Beers") for the Gahcho Kue project is governed by the agreement between the Company and De Beers dated effective as of the 1st day of January, 2002, as amended and restated on July 3, 2009 (the "Gahcho Kue arrangement" or the "GKA").
The arrangement is not structured through a legal entity or vehicle separate from the Company and De Beers. We note that while the agreement between the Company and De Beers refers to the arrangement as a "Joint Venture", its meaning is not consistent with the definition of "joint venture" in IFRS 11. In the Company's analysis of the adoption of IFRS 11, management concluded the GKA was within the scope of IFRS 11 as the GKA is a joint arrangement that provides the parties joint control, and also concluded that the GKA represented a joint operation. The Company's analysis of the adoption of IFRS 11 is discussed below.

In concluding that the GKA represented a joint operation, the Company considered the following:

Per IFRS 11.B15 "the classification of joint arrangements requires the parties to assess their rights and obligations arising from the arrangement. When making that assessment, an entity shall consider the following:

(a) The structure of the joint arrangement
(b) When the joint arrangement is structured through
(c) a separate vehicle:
i. The legal form of the separate vehicle;
ii. The terms of the contractual arrangement; and
iii. When relevant, other factors and circumstances."

Per IFRS 11.B16 "A joint arrangement that is not structured through a separate vehicle is a joint operation."


IFRS 11, Appendix A defines a separate vehicle as "A separately identifiable financial structure, including separate legal entities or entities recognized by statute, regardless of whether those entities have a legal personality."

As noted above, the GKA is not structured through a legal entity or vehicle separate from the Company and DeBeers.
With reference to the GKA, as supported by specific terms in the GKA management considered the following in determining that the GKA is not a separate vehicle, thereby supporting the conclusion that the GKA is a joint operation.

* the property and related assets are held by the Operator
   (De Beerson behalf of the parties and not by a separate
* vehicle or the GKA itself,
* the property expenditures are born by the Participants
* (Mountain Province Diamonds and De Beers) and there is no mechanism in place to allow the GKA to fund its own expenditures,
* the GKA does not have the rights to own or control any diamonds produced, the diamonds will be delivered directly to Participants based on their proportional shares, and
* the Company's individual interest in the GKA was previously a jointly controlled asset as defined in IAS 31.18 and .19 and IFRS 11 did not impact the accounting For such entities, as acknowledged on page 5 of the IASB's Effect Analysis for IFRS 11 issued July 2011.

Further, the GKA specifically provides that it was not the intention of the parties to the agreement to create a partnership.

Relevant terms of the agreement between the Company and De Beers are provided below, together with the Company's related IFRS 11 analysis.

As per 3.2 Ownership of Joint Venture Property in the Agreement:

(a) The Property has been transferred to De Beers as Operator who shall hold and deal with the Property for and on behalf of the parties in accordance with the terms of this Agreement as part of the Joint Venture Property; and

(b) The parties acknowledge that the Joint Venture as such shall own no Joint Venture Property. The Operator shall hold title to the Joint Venture Property in trust for the benefit of the Participants as undivided co-owners."

As the assets of the property are held by the Operator, and not by a separate vehicle or the GKA itself, the intention of the parties was not to create a separate vehicle, but to operate the Property through the provisions of the Agreement.

As per 3.5 Obligations of the Participants:

"all Joint Venture Expenses shall be borne by the Participants pro rata according to their respective Participating Interests at the time of the earlier of the Joint Venture Expense is incurred or the Cash Call is made, as the case may be, (herein called the "Cost Share") and each Participant shall pay its Cost
Share in accordance with the Accounting and Financial Procedures."

The expenditures of the property are to be fully borne by the Participants (Mountain Province Diamonds and De Beers). There is no mechanism in place that would allow the GKA to fund its own expenditures. Further, the Operator maintains the bank account on behalf of the project, the bank account is not held by the GKA. The Operator receives funding from the Participants to this bank account and pays suppliers from this account, billings are to the Operator and not to the GKA itself.

As per, 10.2 Disposal of Mineral Interests:

"All Mineral Products produced from any Mine on the Property owned by the Joint Venture will be taken by the Participants in proportion to their respective Participation Interests in the Joint Venture"

The GKA does not have control of the diamonds produced, the diamonds will be delivered directly to De Beers and Mountain
Province Diamonds based on their proportional shares.
There is no mechanism in place that would allow the GKA to sell diamonds to a third party.

As per, Article 12 Liabilities of the parties, 12.1
Separate and Not Joint:

"The rights, duties, obligations and liabilities of the parties to each other under this Agreement and as Participants in the Joint Venture shall be several and separate and not joint or collective or joint and several. Each party shall be responsible only for its obligations herein set forth. It is not the intention of the parties to create a mining, commercial or other partnership or agency relationship between the parties and this Agreement shall not be construed so as to render the parties liable as partners or as creating a mining, commercial or other partnership. No party shall be or be deemed to be or shall hold itself out as the partner of any party, and no party shall be or be deemed to be or shall hold itself out to be the agent of any other party except in its capacity as Operator."

As per above, the GKA clearly states that the intention is not to create or construe a partnership, further supporting the conclusion that there is no separate vehicle.

As discussed above, the Company concluded the GKA was a joint arrangement. Based on the Company's assessment of the rights and obligations arising from the GKA, the Company concluded the GKA was a joint operation (i.e. a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement).

Note 7. Mineral Properties, page 25

4. Please tell us why you have not filed the 2009 amendment to the Gahcho Kue joint venture agreement or tell us why you do not believe this is a material agreement. Please also provide us with a courtesy copy of the agreement.

The Company believes that it has adequately disclosed the key terms to the amended Gahcho Kue Arrangement agreement. The agreement is confidential to the parties and the parties believe that certain points in the agreement could provide competitors with an advantage, which would prejudice the shareholders.

With respect to the staff's request for a courtesy copy of the agreement, the Company will provide the agreement under separate cover and on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. The Company will also request confidential treatment of this material pursuant to 17 C.F.R. s.200.83.

Thank you for your consideration. Please contact the undersigned if you have any further questions.

In addition to addressing the above SEC staff comments, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F.
We further acknowledge that, despite SEC staff comments or the Company's changes to disclosure in response to such comments, the SEC retains the right to take action on the filings, and the staff's position is that comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

Sincerely,


Bruce Ramsden
CFO and Secretary